                                                                    Exhibit 99.2

                      -------------------------------------
                        PRO FORMA VALUATION UPDATE REPORT
                       FIRST NIAGARA FINANCIAL GROUP, INC.

                          PROPOSED HOLDING COMPANY FOR
                               FIRST NIAGARA BANK

                               Lockport, New York

                                  Dated as Of:
                                November 1, 2002

                      -------------------------------------













                                RP Financial, LC.
                             1700 North Moore Street
                                   Suite 2210
                            Arlington, Virginia 22209

                                                                November 1, 2002


Board of Directors
First Niagara Financial Group, MHC
First Niagara Financial Group, Inc.
6950 South Transit Road
Lockport, New York 14095

Members of the Board of Directors:

       We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by First Niagara Financial Group, Inc., Lockport, New York ("FNFG" or the "Company") in connection with the mutual-to-stock conversion of First Niagara Financial Group, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of the common stock of FNFG (the "MHC Shares"), the mid-tier holding company for First Niagara Bank, Lockport, New York. The remaining minority shares of FNFG's common stock are owned by public stockholders. FNFG owns 100 percent of the outstanding common stock of First Niagara Bank. It is our understanding that FNFG will offer its stock in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community offering.

       This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"). Our original appraisal report, dated September 6, 2002 (the "original appraisal"), is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

       On July 21, 2002, the respective Boards of Directors of the MHC and FNFG adopted the plan of conversion and reorganization pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion and reorganization, FNFG, which owns 100 percent of the Bank, will be succeeded by a new Delaware corporation with the same name. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in FNFG currently owned by the MHC. As of June 30, 2002, the MHC's ownership interest in FNFG approximated 61.0 percent. The Company will also issue shares of its common stock to the public stockholders of FNFG pursuant to an exchange ratio that will result in the public shareholders owning the same

RP Financial, LC.
Board of Directors
November 1, 2002
Page 2

aggregate percentage of the newly issued FNFG common stock as owned immediately prior to the conversion. As of June 30, 2002, the public stockholders' ownership interest in FNFG approximated 39.0 percent.

       This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in FNFG's financial condition, including financial data through September 30, 2002; (2) an updated comparison of FNFG's financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the original appraisal.

       The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

       Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

       1.     Financial Results

              Table 1 presents summary balance sheet and income statement details for the pro forma institution, giving effect to the acquisition of Finger Lakes Bancorp, Inc. ("Finger Lakes Bancorp") for the twelve months ended June 30, 2002 and updated financial information through September 30, 2002 for FNFG. The financial results shown for both the June 30, 2002 and September 30, 2002 data have been conformed to Finger Lakes Bancorp's June 30, 2002 financial data as set forth in the prospectus.

              The overall composition of FNFG's September 30, 2002 balance sheet was comparable to the Company's June 30, 2002 balance sheet, with the Company posting a slight increase in assets during the quarter. The Company's updated return on average assets was slightly higher, which was supported by an increase non-interest operating income as a percent of average assets and reductions in operating expenses and goodwill amortization as a percent of average assets.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 3

                                     Table 1
                       First Niagara Financial Group, Inc.
                              Recent Financial Data

                                                   At June 30, 2002                    At September 30, 2002
                                                 Amount          Assets                Amount         Assets
                                                 ------          ------                ------         ------
                                                 ($000)             (%)                 ($000)         (%)
Balance Sheet Data
------------------
Total assets                                   $3,262,714         100.0%             $3,273,358        100.0%
Cash and cash equivalents                         174,146           5.3                 272,290          8.9
Investment securities                             212,222           6.5                 140,890          4.3
Mortgage-backed securities                        464,412          14.2                 417,442         12.8
Loans receivable, net                           2,115,073          64.8               2,144,287         65.5
Goodwill and other intangibles                    120,234           3.7                 120,175          3.7
Deposits                                        2,415,773          74.0               2,407,031         73.5
Borrowings                                        492,586          15.1                 499,695         15.3
Total equity                                      305,482           9.4                 312,352          9.5

                                                     12 Months Ended                      12 Months Ended
                                                      June 30, 2002                      September 30, 2002
                                                      -------------                      ------------------
                                                 Amount       Avg. Assets               Amount      Avg. Assets
                                                 ------       -----------               ------      -----------
                                                 ($000)           (%)                   ($000)          (%)
Summary Income Statement
------------------------
Interest income                                $  194,026           6.19%            $  191,060          5.90%
Interest expense                                  (97,267)         (3.10)               (91,337)        (2.82)
                                               ----------         ------             ----------        ------
  Net interest income                              96,759           3.09                 99,723          3.08
Provision for losses                               (6,100)         (0.19)                (6,719)        (0.21)
                                               ----------         ------             ----------        ------
  Net interest income after provision              90,659           2.89                 93,004          2.87

Other operating income                             46,760           1.49                 48,980          1.53
Net gain(loss) on sale of securities                  975           0.03                    564          0.02
Amortization of goodwill/intangibles               (5,429)         (0.17)                (4,216)        (0.13)
Non-interest operating expense                    (88,541)         (2.83)               (91,027)        (2.81)
                                               ----------         ------             ----------        ------
  Earnings before income taxes                     44,424           1.42                 47,305          1.48

Income taxes                                      (17,243)         (0.55)               (17,937)        (0.55)
                                               ----------         ------             ----------        ------
Net income                                     $   27,181           0.87%            $   29,368          0.92%

Sources: FNFG's prospectus, audited and unaudited financial statements for FNFG and Finger Lakes Bancorp, and RP Financial calculations.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 4

              FNFG's pro forma combined total assets increased by $10.6 million, or 0.3 percent, from June 30, 2002 to September 30, 2002. Growth in loans supported the increase in assets, which was in part funded by reductions in investment securities and mortgage-backed securities. Most of the funds realized from the decline in balances of investment securities and mortgage-backed securities were held in cash and cash equivalents as of September 30, 2002. Growth of commercial real estate loans and commercial business loans accounts for most of FNFG's loan growth during the third quarter, which was in part offset by a decline in 1-4 family permanent mortgage loans. Overall, the level of loans receivable comprising pro forma combined total assets increased from
64.8 percent to 65.5 percent as of June 30, 2002 and September 30, 2002, respectively. Over the same time period, the Company's ratio of cash and investments as percent of assets, including mortgage-backed securities, declined from 26.1 percent to 25.4 percent.

              Updated credit quality measures indicated a slight improvement in credit quality during the three month period, as non-performing assets declined from $12.0 million at June 30, 2002 to $11.1 million at September 30, 2002. The decline in non-performing assets was realized through reductions in non-accruing loans and other real estate owned. Most of the decline in non-accruing loans was attributable to a reduction in non-accruing commercial business loans. As of September 30, 2002, non-performing assets consisted of $10.9 million of non-accruing loans and $151,000 of other real estate owned.

              Asset growth was funded by an increase in borrowings and capital growth, which funded a slight decline in deposits as well. Overall, the Company's updated funding composition reflected slightly lower and higher concentrations of deposits and borrowings, respectively, as deposits and borrowings equaled 73.5 percent and 15.3 percent of pro forma combined assets at September 30, 2002, respectively, versus comparable ratios of 74.0 percent and
15.1 percent at June 30, 2002. Capital growth realized primarily through the retention of earnings served to increase FNFG's equity-to-assets ratio from 9.4 percent at June 30, 2002 to 9.5 percent at September 30, 2002.

              FNFG's pro forma combined operating results for the twelve months ended June 30, 2002 and September 30, 2002 are also set forth in Table 1. The operating results and purchase accounting adjustments reflected for both the June 30, 2002 and September 30, 2002 data have been conformed to Finger Lakes Bancorp's June 30, 2002 operating results as set forth in the prospectus. Updated earnings for the Company were slightly higher, as pro forma reported earnings equaled 0.87 percent and 0.92 percent of average assets for the twelve months ended June 30, 2002 and September 30, 2002, respectively. Net interest income and operating expenses continue to comprise the two major components of FNFG's core earnings.

     FNFG's updated pro forma combined net interest income to average assets ratio reflected little change, equaling 3.09 percent and 3.08 percent for the twelve months ended June 30, 2002 and September 30, 2002, respectively. The stability in the net interest income was the result of comparable declines experienced in the interest income and interest expense ratios,

RP Financial, LC.
Board of Directors
November 1, 2002
Page 5

reflecting the impact of lower market interest rates that prevailed in the third quarter of 2002 compared to the year ago period.

          Pro forma combined operating expenses, including the amortization of goodwill/intangibles, declined from 3.00 percent of average assets for the twelve months ended June 30, 2002 to 2.94 percent of average assets for the twelve months ended September 30, 2002. Most of the decline in the operating expense ratio was attributable to a reduction in goodwill amortization, reflecting the Company's adoption of SFAS No. 142 effective January 1, 2002. Overall, FNFG's stable net interest income ratio and lower operating expense ratio translated into a slightly higher updated expense coverage ratio (net interest income divided by operating expenses) of 1.05 times, versus a comparable ratio of 1.03 times recorded for the twelve months ended June 30, 2002.

          Pro forma combined non-interest operating income increased slightly as a percent of average assets, equaling 1.49 percent and 1.53 percent of average assets for the twelve months ended June 30, 2002 and September 30, 2002, respectively. When factoring non-interest operating income into core earnings, the Company's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly improved, equaling 61.8 percent and 61.0 percent for the twelve months ended June 30, 2002 and September 30, 2002, respectively.

          Gains realized from the sale of investment securities remained a nominal factor in the Company's pro forma combined updated earnings, equaling
0.03 percent and 0.02 percent of average assets for the twelve months ended June 30, 2002 and September 30, 2002, respectively. As noted in the original appraisal, the net gains realized from the sale of investment securities are not considered to be part of the Company's recurring or core earnings.

          Pro forma combined loan loss provisions established by the Company increased slightly during the most recent twelve month period, equaling 0.19 percent and 0.21 percent of average assets for twelve months ended June 30, 2002 and September 30, 2002, respectively. The increase in loss provisions established during the most recent twelve month period took into consideration growth of the loan portfolio, particularly with respect to growth of higher risk commercial real estate loans and commercial business loans.

     2.   Peer Group Financial Comparisons

          As set forth in the original appraisal, financial data shown for FNFG in the Peer Group financial comparison tables does not include the pro forma impact of the acquisition of Finger Lakes Bancorp, so as to be consistent with the financial presentation set forth in FNFG's prospectus. Financial tables for Finger Lakes Bancorp were not included in the prospectus, as the acquisition was deemed to be immaterial for purposes of financial disclosure. However, the pro forma impact of the acquisition of Finger Lakes Bancorp has been taken into consideration in the valuation adjustments and FNFG's resulting pro forma pricing.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 6

          Tables 2 and 3 present the financial characteristics and operating results for FNFG, the Peer Group and all publicly-traded thrifts. The Company's and the Peer Group's ratios are based on financial results through September 30, 2002 and June 30, 2002, respectively.

          In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. Consistent with the original appraisal, the Company's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Company continued to maintain a lower level of interest-earning assets than the Peer Group, based on updated interest-earning assets-to-assets ratios of 92.4 percent and 94.7 percent, respectively. Consistent with the original appraisal, the Company's lower ratio of interest-earning assets was in part attributable to the more significant impact of goodwill/intangibles on its balance sheet, which constituted 2.8 percent and 1.1 percent of the Company's and the Peer Group's assets, respectively.

          The updated mix of deposits and borrowings maintained by FNFG and the Peer Group also did not change significantly from the original appraisal. FNFG's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 88.6 percent and 88.4 percent for the Company and the Peer Group, respectively. FNFG posted an updated tangible equity-to-assets ratio of 6.9 percent, which remained below the comparable Peer Group ratio of 8.3 percent. Overall, FNFG's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 104.3 percent, which remained below the comparable Peer Group ratio of
107.1 percent. As discussed in the original appraisal, the additional capital realized from stock proceeds should serve to provide FNFG with an IEA/IBL ratio that is more comparable to the Peer Group's ratio. At the same time, the additional goodwill/intangibles created by the acquisition of Finger Lakes Bancorp will reduce the Company's ratio of interest-earning assets comprising total assets.

          Updated growth rates for FNFG and the Peer Group are based on annual growth for the twelve months ended September 30, 2002 and June 30, 2002, respectively, unless otherwise indicated for the Peer Group companies. Consistent with the original appraisal, updated growth rates reflected stronger asset growth for the Peer Group, based on asset growth rates of 4.9 percent and
22.2 percent for the Company and the Peer Group, respectively. Asset growth for the Company and the Peer Group was realized through increases in loans and cash and investments, with both the Company and the Peer Group continuing to reflect higher cash and investment growth rates compared to their respective loan growth rates. As noted in the original appraisal, after factoring in the growth that will be provided by the acquisition of Finger Lakes Bancorp, FNFG's asset growth rate will be more comparable to the Peer Group's growth rate.

          Growth in deposits and equity funded the Company's asset growth, as well as a slight decline in borrowings. The Company posted an updated deposit growth rate of 7.4 percent, which remained below the Peer Group's deposit growth rate of 28.8 percent.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 9

Acquisition related growth also contributed to the higher deposit growth rate indicated for the Peer Group. Borrowings growth of 9.8 percent also funded the Peer Group's asset growth. Consistent with the original appraisal, the Peer Group's updated capital growth rate of 6.5 percent was less than the Company's capital growth rate of 7.8 percent, which was supported by the Company's higher return on assets. Updated tangible net worth growth rates equaled 12.3 percent and negative 0.9 percent for the Company and the Peer Group, respectively, as the amortization of intangibles served to increase the Company's tangible net worth growth rate. Comparatively, the Peer Group's tangible net worth growth rate was negatively impacted by the goodwill created by acquisition related growth. The increase in capital realized from conversion proceeds, as well as the goodwill created in connection with the acquisition of Finger Lakes Bancorp, will be limiting factors on the Company's tangible net worth growth rate initially following the stock offering.

          Table 3 displays comparative operating results for FNFG and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2002 and June 30, 2002, unless otherwise indicated for the Peer Group companies. Updated earnings for the Company and the Peer Group equaled 0.98 percent and 0.85 percent of average assets, respectively. The Company's higher return continued to be supported by earning a higher level of non-interest operating income, which was partially offset by the Peer Group's lower level of operating expenses.

          In terms of core earnings strength, updated expense coverage ratios posted by FNFG and the Peer Group equaled 1.07x and 1.37x, respectively. The Peer Group's stronger expense coverage ratio continued to be realized through maintenance of a lower operating expense to average assets ratio (2.25 percent versus 2.92 percent for the Company), as the Peer Group's and the Company's net interest income to average assets remained comparable (3.09 percent versus 3.11 percent for the Company). FNFG's interest income and interest expense ratios both remained lower than the comparable Peer Group ratios.

          Non-interest operating income remained a larger source of earnings for the Company, as such income amounted to 1.63 percent and 0.57 percent of the Company's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing FNFG's core earnings strength relative to the Peer Group's, the Company's updated efficiency ratio of
60.1 percent remained similar to the Peer Group's efficiency ratio of 59.8 percent.

          Loss provisions remained a slightly larger factor in the Company's earnings, as loss provisions established by the Company and the Peer Group equaled 0.21 percent and 0.16 percent of average assets, respectively.

          Net gains recorded by the Company and the Peer Group continued to have a nominal earnings impact, equaling 0.01 percent and negative 0.01 percent of average assets, respectively. Extraordinary items continued to have a nominal negative impact on the Peer Group's earnings.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 10

          Taxes continued to have a slightly larger impact on the Company's earnings, as indicated by effective tax rates of 38.6 percent and 36.6 percent for the Company and the Peer Group, respectively.

          The Company's updated credit risk measures improved modestly compared to the original appraisal, but, in general, remained slightly less favorable than the comparable ratios indicated for the Peer Group. As shown in Table 4, the Company's ratios of non-performing loans/loans and non-performing assets and accruing loans more than 90 days past due/assets of 0.56 percent and 0.38 percent, respectively, were higher than the comparable Peer Group ratios of 0.41 percent and 0.32 percent. Likewise, the Peer Group's reserve coverage ratios of
350.7 percent as a percent of non-performing loans and 263.4 percent as a percent of non-performing assets and accruing loans that are more than 90 days past due remained above FNFG's comparable ratios of 185.9 percent and 183.3 percent. The Peer Group also continued to maintain higher reserves as percent of loans, based on the Company's and the Peer Group's reserves-to-loans ratios of
1.05 percent and 1.25 percent, respectively. Net loan charge-offs remained a more significant factor for the Company, as the Company and the Peer Group posted updated net loan charge-offs/loans ratios of 0.23 percent and 0.15 percent, respectively.

          3.   Stock Market Conditions

          Since the date of the original appraisal, the performance of the overall stock market has been mixed. The broader stock market experienced heavy selling pressure in mid-September 2002, which was attributable to third quarter earning warnings from a broad spectrum of companies, economic data signaling a slowing economic recovery and a growing threat of a U.S. invasion of Iraq. Stocks tumbled lower at the close of the third quarter, as data showing a contracting manufacturing sector during September re-ignited fears that the economy may be falling back into recession. The sell-off in the broader stock continued into the fourth quarter, with looming fears of a war with Iraq and worsening corporate profits pushing the DJIA to its lowest close in five years in early-October 2002. Stocks rebounded on technical factors in mid-October, as the Dow Jones Industrial Average ("DJIA") posted a weekly gain after six consecutive weeks of decline. The rally in the broader stock market continued through the balance of October, reflecting more attractive valuations following the third quarter sell-off and some upbeat third quarter earnings news by some of the blue chip stocks. After six consecutive months of decline, the DJIA was up 10.6 percent for the month of October. On November 1, 2002, the DJIA closed at 8517.64 or 1.1 percent higher since the date of the original appraisal and the NASDAQ Composite Index closed at 1360.70 or 5.0 percent higher since the date of the original appraisal.

          Since the date of the original appraisal, the market for thrift issues has been fairly stable. A third quarter earnings warning by Astoria Financial Corp had a negative ripple effect throughout the thrift sector in mid-September 2002, particularly the large-cap issues. Astoria Financial Corp. warned that third quarter earnings would come in below expectations, which was attributable to the sustained low interest rate environment that resulted in higher than expected prepayments in both its mortgage lending and MBS portfolios. Thrift issues settled into a narrow

RP Financial, LC.
Board of Directors
November 1, 2002
Page 12

trading range at the end of third quarter, as a number of the larger publicly-traded thrifts reaffirmed third quarter earnings targets. Third quarter earnings warnings by some of the large banks contributed to the decline in thrift stocks at the beginning of the fourth quarter. However, thrift stocks bounced back in mid-October, reflecting generally favorable third quarter earnings reports from the thrift sector. The gains recorded in mid-October were sustained through the balance of month, which was supported by the rally in the broader stock market and growing speculation that the Federal Reserve would cut rates in November. On November 1, 2002, the SNL Index for all publicly-traded thrifts closed at 1081.7, a decline of 3.2 percent since September 6, 2002.

          Similar to the performance of the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally declined slightly since the date of the original appraisal with the exception of the updated P/E multiples reflected for all publicly-traded thrifts. The Peer Group's updated pricing measures continued to reflect higher P/E multiples and higher P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, seven out of the ten Peer Group companies were trading at lower prices as of November 1, 2002. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of September 6, 2002 and November 1, 2002.

                         Average Pricing Characteristics

                                           At Sept. 6,    At Nov. 1,        %
                                              2002           2002         Change
                                            --------       --------       ------
Peer Group(1)
-------------
Price/Earnings (x)                            18.16x         17.91x       (1.4)%
Price/Core Earnings (x)                       18.56          18.36        (1.1)
Price/Book (%)                               153.42%        150.60%       (1.8)
Price/Tangible Book(%)                       176.19         173.37        (1.6)
Price/Assets (%)                              14.58          14.23        (2.4)
Avg. Mkt. Capitalization ($Mil)             $299.27        $290.52        (2.9)

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                            14.44x         14.45x        0.1%
Price/Core Earnings (x)                       15.95          15.97         0.1
Price/Book (%)                               129.85%        127.60%       (1.7)
Price/Tangible Book(%)                       138.54         136.85        (1.2)
Price/Assets (%)                              13.31          13.18        (1.0)
Avg. Mkt. Capitalization ($Mil)             $275.93        $264.67        (4.1)

Recent Conversions(1)
---------------------
Price/Core Earnings (x)                       26.47x         20.21x      (23.6)%
Price/Book (%)                                95.22%         91.80%       (3.6)

(1)  Ratios based on conversions completed for prior three months.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 13

              As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

              As shown in Table 5, four standard conversion offerings have been completed during the past three months. The average pro forma price/tangible book and core price/earnings ratios of the recent standard conversions equaled
71.3 percent and 18.5 times, respectively. One second-step conversion offering, Citizens South Banking Corp. of North Carolina ("CSBC"), was completed during the past three months, which is considered to be more relevant for purposes of FNFG's pro forma pricing. CSBC's closing pro forma price/tangible book and core price/earnings ratios equaled 108.7 percent and 23.6 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Additionally, the higher P/TB ratio is facilitated by the lower percentage of stock sold in the public offering in comparison to a standard conversion offering in which 100 percent of the stock is sold. CSBC's stock price declined 6.0 percent during its first week of trading as a fully converted company.

              Shown in Table 6 are the current pricing ratios of the recent fully-converted offerings. Based on closing market prices as of November 1, 2002, the recent conversion offerings average P/B ratio equaled 91.80 and average core P/E multiple equaled 26.47 times, versus comparable ratios of 95.22 percent and 20.21 times. The relatively steep decline in the average core P/E multiples was in part attributable to that two of the recent conversion offerings shown in Table 6 maintained "not meaningful" core P/E multiples of more than 30 times, and, thus, their core P/E multiples are not reflected in the current average.

              As set forth in the original appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in FNFG's stock. From the date of the original appraisal date of September 6, 2002 to November 1, 2002, the Company's stock price increased from $30.34 per share to $31.00 per share, an increase of 2.2 percent.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 16

Summary of Adjustments

              In the original appraisal, we made the following adjustments to FNFG's pro forma value based upon our comparative analysis to the Peer
       Group:

                                                              Previous Valuation
       Key Valuation Parameters:                                  Adjustment
       ------------------------                                   ----------
       Financial Condition                                       No Adjustment
       Profitability, Growth and Viability of Earnings           No Adjustment
       Asset Growth                                              Slight Upward
       Primary Market Area                                       Slight Downward
       Dividends                                                 No Adjustment
       Liquidity of the Shares                                   No Adjustment
       Marketing of the Issue                                    No Adjustment
       Management                                                No Adjustment
       Effect of Government Regulations and Regulatory Reform    No Adjustment

              Overall, taking into account the foregoing factors, we have concluded that the pro forma market value of FNFG's stock is subject to an increase. Therefore, as of November 1, 2002, the aggregate pro forma market value of FNFG's conversion stock was $672,015,260 at the midpoint, representing an increase of 6.5 percent in FNFG's aggregate pro forma market value as set forth in the original appraisal. After giving effect for the 3,317,900 shares that will be issued for the acquisition of Finger Lakes Bancorp, the Company's pro forma updated market value is equal to $705,194,260 at the midpoint.

Valuation Approaches

       In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing FNFG's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

       In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the original appraisal did not change in this update. The pro forma assumption for reinvestment rate was revised from 4.8 percent to 4.3 percent, which was calculated based on the arithmetic average of FNFG's average yield on interest-earning assets and average rate paid for deposits for the nine months ended September 30, 2002. The reinvestment rate utilized in the original appraisal was based on the same calculation for the six months ended June 30, 2002. Offering expenses were revised as reflected in the prospectus.

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RP Financial, LC.
Board of Directors
November 1, 2002
Page 17

       Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

       RP Financial also considered the trading price of FNFG's stock, which had a closing price of $31.00 per share as of November 1, 2002, an increase of 2.2 percent from its closing price as of September 6, 2002.

       The Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of FNFG's pro forma market value.

       Based on the foregoing, RP Financial concluded that, as of November 1, 2002, the aggregate pro forma market value of FNFG's conversion stock was $672,015,260 at the midpoint, equal to 67,201,526 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 61.01 percent ownership interest to the public, which provides for a $410.0 million public offering at the midpoint value. After giving effect for the 3,317,900 shares that will be issued for the acquisition of Finger Lakes Bancorp, the Company's updated pro forma market value is equal to $705,194,260 at the midpoint.

       1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Company's reported earnings, incorporating the reinvestment of $15.9 million of MHC assets at the current after-tax reinvestment rate of 2.59 percent, equaled $28.601 million for the twelve months ended September 30, 2002. In deriving FNFG's core earnings for purposes of this valuation, the only adjustment made to reported earnings was to eliminate gains on the sale of investment securities, which equaled $187,000 for the twelve months ended September 30, 2002. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 40.0 percent to the gains eliminated, the Company's core earnings were determined to equal $28.5 million for the twelve months ended September 30, 2002. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

RP Financial, LC.
Board of Directors
November 1, 2002
Page 18

                                                                Amount
                                                                ------
                                                                ($000)

       Net income                                              $28,601
       Gain on sale of loans(1)                                   (112)
                                                               -------
        Core earnings estimate                                 $28,489

       (1)   Tax effected at 40.0 percent.

              Based on FNFG's reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Company's reported and core P/E multiples at the $672.0 million midpoint value equaled 18.81 times and 18.87 times, respectively. The Company's updated reported and core P/E multiples provided for premiums of 5.0 percent and 2.8 percent relative to the Peer Group's average reported and core P/E multiples of
17.91 times and 18.36 times, respectively (versus premiums of 1.8 percent and 0.6 percent relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). The implied premiums reflected in the Company's pro forma reported and core P/E multiples take into consideration the Company's resulting pro forma P/B ratio. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

              2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Company's pre-conversion book value was adjusted to include $15.9 million of equity held at the MHC level, which will be consolidated with the Company's capital as a result of the conversion. Based on the $672.0 million midpoint value, the Company's P/B and P/TB ratios equaled 101.50 percent and 115.60 percent, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of
150.60 percent and 173.37 percent, respectively, FNFG's updated ratios were discounted by 32.6 percent and 33.3 percent (versus discounts of 35.0 percent and 35.1 percent from the Peer Group's P/B and P/TB ratios as indicated in the original appraisal).

              In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of the recent second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal, the pricing characteristics of recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The four standard conversion offerings completed within the past three months closed at an average P/TB ratio of 71.3 percent and on average appreciated 25.9 percent during the first week of trading.

RP Financial, LC.
Board of Directors
November 1, 2002
Page 21

              The one recently completed second-step conversion offering closed at a price/tangible book ratio of 108.7 percent and its trading price declined
6.0 percent during its first week of trading as a fully converted company. In comparison, the Company's P/TB ratio of 115.6 percent at the midpoint value reflects an implied premium of 6.3 percent relative to the closing P/TB ratio of CSBC's recent second-step conversion offering. In comparison to CSBC's current aftermarket P/TB ratio of 106.0 percent, the Company's P/TB ratio at the midpoint value reflects an implied premium of 9.1 percent.

       3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $672.0 million midpoint value, FNFG's pro forma P/A ratio equaled
              20.58 percent. In comparison to the Peer Group's average P/A ratio of 14.23 percent, FNFG's P/A ratio indicated a premium of 44.6 percent (versus a premium of 33.9 percent at the midpoint valuation in the original appraisal update).

Pro Forma Impact of Shares Issued for Acquisition

       Table 8 shows the Company's pro forma pricing ratios after giving effect for the shares to be issued for the acquisition of Finger Lakes Bancorp and the financial impact of the acquisition, based on the purchase accounting adjustments set forth in the prospectus. At the midpoint of the valuation range, the Company's pro forma market value is equal to $705,194,260, which includes 3,317,900 shares that will be issued for the acquisition of Finger Lakes Bancorp at $10.00 per share. At the midpoint of the valuation range, the Company's pro forma reported and core P/E multiples equaled 19.11 times and 19.28 times, respectively, which provided for premiums of 6.7 percent and 5.0 percent relative to the Peer Group's average reported and core earnings multiples of
17.91 times and 18.36 times, respectively. At the midpoint valuation, FNFG's pro forma P/B and P/TB ratios equaled 101.43 percent and 122.63 percent, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 150.60 percent and 173.37 percent, the Company's ratios reflected discounts of 32.6 percent and 29.3 percent, respectively.

Valuation Conclusion

       Based on the foregoing, it is our opinion that, as of November 1, 2002, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $672,015,260 at the midpoint. Based on this valuation and the approximate 61.01 ownership interest being sold in the public offering, the midpoint value of the Company's stock offering was $410,000,000 equal to 41,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $348,500,000 and a maximum value of $471,500,000. Based on the $10.00

RP Financial, LC.
Board of Directors
November 1, 2002
Page 24

per share offering price, this valuation range equates to an offering of 34,850,000 shares at the minimum and 47,150,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $542,225,000 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 54,222,500 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in
Exhibit 3 and Exhibit 4.

       Inclusive of the pro forma impact of the shares to be issued for the acquisition of Finger Lakes Bancorp, the pro forma market value of FNFG at the midpoint valuation is $705,194,260, equal to 70,519,426 shares at a per share value of $10.00. If FNFG has not received orders for the minimum number of shares that are offered for sale in the Subscription and Community offerings, then up to 3,317,900 of the unsubscribed shares may be applied to the acquisition of Finger Lakes Bancorp. As shown in Table 8, assuming the full application of these unsubscribed shares to acquisition of Finger Lakes Bancorp, the offering at the minimum, as adjusted, would remained unchanged at $348,500,000, equal to 34,850,000 shares (of which 3,317,900 shares would be issued to Finger Lakes Bancorp stockholders). Based on the $10.00 per share offering price and the 22,271,297 shares issued as exchange shares, the minimum, as adjusted, of the offering would result in total market value of $571,212,970 based on pro forma shares outstanding of 57,121,970. The pro forma valuation calculations relative to the Peer Group, reflecting the impact of the acquisition of Finger Lakes Bancorp are detailed in Exhibits 5 and 6.

Establishment of the Exchange Ratio

       OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Company's common stock for newly issued shares of FNFG stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the minority shareholders' current aggregate ownership interest in FNFG, which equaled 38.99 percent as of June 30, 2002. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of FNFG will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be 2.1988 shares, 2.5868 shares, 2.9748 shares and
3.4211 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the

RP Financial, LC.
Board of Directors
November 1, 2002
Page 25

proposed exchange of newly issued Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.


                                                      Respectfully submitted,

                                                      RP FINANCIAL, LC.

                                                      /s/ William E. Pommerening
                                                      --------------------------
                                                      William E. Pommerening
                                                      Chief Executive Officer

                                                      Gregory E. Dunn
                                                      --------------------------
                                                      Gregory E. Dunn
                                                      Senior Vice President


[Certain portions of the Updated Appraisal Report are being filed by paper pursuant to a continuing hardship exemption in accordance with Section 202 of Regulation S-T]